787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Coy Garrison

Special Counsel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Metaurus Equity Component Trust
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 6, 2017
CIK No. 0001688487

Dear Mr. Garrison:

On behalf of Metaurus Equity Component Trust (“Registrant”), we hereby confidentially submit, via EDGAR, to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) responses to the Staff’s comments, dated September 27, 2017, to Amendment No. 1 to the draft registration statement on Form S-1 confidentially submitted on September 6, 2017 (the “Prior Registration Statement”). The Registrant has revised the Prior Registration Statement in response to the Staff’s comments.

We are also confidentially submitting, via EDGAR, an amended version of the Prior Registration Statement (the “Amended Registration Statement”) and are sending the Staff via electronic mail a copy of this letter and a version of the Amended Registration Statement that is marked to show changes to the Prior Registration Statement. References to page numbers below pertain to the page numbers in the Amended Registration Statement. Capitalized terms used herein without definition have the meanings ascribed to them in the Amended Registration Statement.

General

1.	Comment: We note your response to comment 11 and revised disclosure on page 31. Please revise your disclosure throughout to clarify that the NAV of the Dividend Fund is expected to be lower than the Solactive Dividend Index in between expiration dates of the annual S&P 500 Dividend Futures Contracts. In addition, given this feature of the Dividend Fund, please tell us why you believe it is appropriate to state that the Dividend Fund “seeks to track the Solactive Dividend Index.”

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

Response: In response to the Staff’s comment, we have revised the disclosure on p. 1 of the Prior Registration Statement to indicate that the Dividend Fund “seeks to track the Solactive Dividend Index over each calendar year.” We have noted that the Dividend Fund is not expected to track the Solactive Dividend Index on a daily or monthly basis because the S&P 500 Dividend Futures Contracts accrue and pay out dividends once a year, at contract maturity, whereas the Dividend Fund intends to make monthly dividend payouts. The NAV of the Dividend Fund is expected to be lower than the level of the Solactive Dividend Index during the months between commencement of trading of each S&P 500 Dividend Futures Contract and its expiry at year end but to converge upon expiry. We have revised our disclosure on p. 6 and p. 32 of the Amended Registration Statement to clarify that the NAV of the Dividend Fund is expected to be lower than the Solactive Dividend Index in between expiration dates of the annual S&P 500 Dividend Futures Contracts.

2.	Comment: To the extent that you generate gains or losses on the S&P 500 Dividend Futures Contracts, please tell us how the Dividend Fund and the Ex-Dividend Fund intend to discount these gains and losses to their present value in order for such Funds to track their respective Underlying Index.

Response: As noted on page 36 of the Amended Registration Statement, the methodology used by Solactive to value the dividend futures referenced by the December 2027 S&P 500 Dividend Futures Contracts is to discount the market price of the S&P 500 Dividend Futures Contracts using the computed yield of a specified Treasury Security with a similar or prior maturity date. The Sponsor will strive to achieve the same result – and expects that it will be able to do so – through its management of the Treasury Securities held by the Dividend Fund (rather than by its valuation methodology). In the case of the Dividend Fund, as gains or losses are realized in the S&P 500 Dividend Futures Contracts, the Sponsor will buy or sell Treasury Securities in an amount and having a maturity sufficient to offset the expected change in the S&P

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

500 Dividend Futures Contracts. The Sponsor carries out its management of the Dividend Fund’s Treasury Securities on a holistic, portfolio basis and, as a result, should achieve an over-all offset to the gains or losses embedded in the S&P 500 Dividend Futures Contracts, in the same way as the calculation methodology employed by Solactive does in respect to the Solactive Dividend Index. With respect to the Ex-Dividend Fund, the gains and losses embedded in the S&P 500 Dividend Futures Contracts are expected to be recognized through the S&P 500 Index Futures Contracts, whose pricing reflects the expected dividend payments. As a result, the Sponsor will not need to adjust the Treasury Securities held by the Ex-Dividend Fund because the gains and losses inherent in the S&P 500 Dividend Futures Contract should be exactly offset by the opposite way gains and losses embedded in the S&P 500 Index Futures Contracts. Because of this offset, the Ex-Dividend Fund is expected to reflect the offset to gains or losses of the dividend futures in the same manner as Solactive Ex-Dividend Index.

3.	Comment: We note your disclosure throughout that the Dividend Fund intends to make cash distributions “that generally track, over a one year period, the actual dividends paid by S&P 500 constituent companies.” We also note your revised disclosure on page 33 that “cumulative distributions paid by the Dividend Fund during the year will be less than 100% of actual dividends paid by the constituent companies of the S&P 500” due to a number of factors. Please disclose whether the Sponsor has a target for the divergence between distributions paid by the Fund and the actual dividends paid by the constituent companies of the S&P 500 during each year.

Response: The Sponsor does not believe that it would be appropriate to establish a “target” for any variation between distributions paid by the Fund and the actual dividends paid by the constituent companies of the S&P 500, as reflected in the Dividend Points Index. To the extent that short term interest rates remain at current levels, the Fund expects the monthly distribution payments during a calendar year generally to equal at least 99% of the dividend payment levels set by the Dividend Points Index (before fees and expenses). The language on p. 2 and p. 34 of the Amended Registration Statement has been revised.

Prospectus Summary

Shares Listed on the NYSE Arca, page 2

4.	Comment: We note your disclosure on page 2 that an indicative Share value will be published through the NYSE Arca every 15 seconds throughout each Business Day. Please expand your disclosure to discuss how this indicative Share value will be calculated.

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

Response: The disclosure has been updated on p. 60 to reflect that, in order to provide updated information relating to a Fund for use by investors and market professionals, an updated “Indicative Fund Value” (“IFV”) will be calculated and disseminated by a third party service provider in accordance with the rules of the NYSE. The IFV will be calculated by using the prior day’s closing NAV per Share of a Fund as a base and updating that value throughout the trading day to reflect changes in the most recently reported trade prices for the instruments traded by the Fund. The IFV will be disseminated on a per Share basis for each Fund every 15 seconds during the NYSE Arca’s Core Trading Session.

Charges

Administration Fee, page 8

5.	Comment: We note your disclosure on page 8 that “[t]his fee shall not exceed 0.10% per annum of a Fund’s average daily NAV and is subject to a minimum of $75,000 per year.” Please clarify if each Fund is subject to the $75,000 per year minimum or if this minimum is an aggregate amount for the Trust.

Response: The Registrant confirms that each Fund is subject to the $75,000 per year minimum and the disclosure has been updated accordingly on p. 8 and p. 46 of the Amended Registration Statement to clarify.

Risk Factors

Risk Factors Relating to the Funds

A Fund’s performance may experience tracking error, page 18

6.	Comment: We note your response to comment 17. Please revise to discuss in detail the risks to investors associated with the expectation that the Dividend Fund’s net asset value will be below the value of the Solactive Dividend Index in between expiration dates of the annual S&P 500 Dividend Futures Contracts. Please also revise to discuss in detail the risks to investors associated with the anticipated tracking error of less than five percent for the Ex-Dividend Fund relative to the performance of the Solactive Ex-Dividend Index.

Response: We have revised the Risk Factor on p. 18 of the Amended Registration Statement in response to the Staff’s comment.

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

Investment Objectives and Strategies of the Funds

Investment Objective of the Funds

The Dividend Fund, page 30

7.	Comment: We note your disclosure on pages 32-33 that the Sponsor will generally sell a ratable portion of the Dividend Fund’s short-term Treasury Securities to fund monthly distributions to Shareholders. If the Dividend Fund sells Treasury Securities in order to fund monthly distributions, it would seem as though the Dividend Fund will hold fewer Treasury Securities relative to the Underlying Index following such sales and, consequently, not accrue as much interest as the Underlying Index until the S&P Dividend Futures Contracts for the current year settle. Please revise to explain the impact of selling Treasury Securities in order to pay monthly cash distributions will have on the Dividend Fund’s ability to achieve results that correspond to the Solactive Dividend Index.

Response: As noted on p. 32 of the Amended Registration Statement, the NAV of the Dividend Fund is expected to “lag” the Solactive Dividend Index due to the Dividend Fund’s payment of monthly distributions to shareholders, which are funded in part by the Dividend Fund’s sale of Treasury Securities. The value of the current year’s S&P 500 Dividend Futures Contract is affected by two factors: 1) the “known” portion (i.e., actual dollar amount of dividends that have been paid to date by the S&P 500 constituent companies since the previous annual dividend futures expiry, as reported by the Dividend Points Index), and 2) the “unknown” portion (i.e., the market’s expectation of the dollar amount of future additional dividends to be paid on the index stocks until the S&P 500 Dividend Futures Contracts expiry). Once dividends have been paid, the price level of the current year’s S&P 500 Dividend Futures Contracts cannot not fall below that amount that has been accrued (i.e. the “known” amount). The amount of any monthly distribution paid to Dividend Fund shareholders will be less than 100% of the “known” amount at the time of the Dividend Fund’s distribution. This discount means Dividend Fund shareholders will only be entitled to the present value of such “known” portion, not the entire known amount. This discount is needed so that Dividend Fund shareholders after the date of distribution are neither left with reduced interest income nor will they be required to pay the interest expense associated with funding any prior monthly distributions to holders. The amount of interest that would have been earned by Treasury Securities sold by the Dividend Fund in order to fund its monthly distributions should not be materially different from that reflected in the Solactive Dividend Index in so much as the Solactive Dividend Index also discounts both the known and unknown portions of the futures contract price in its calculation methodology.

The Sponsor intends to manage the Dividend Fund’s holdings in Treasury Securities to match the “known” portion of dividends as reported by the Dividend Points Index and to pay out only the present value of such “known” portion so as not to burden remaining shareholders with the costs of pre-funding any prior distributions. The Registrant believes that its current disclosure is accurate. As discussed in the Amended Registration Statement on p. 32, the Dividend Fund’s NAV is expected to “lag” the Solactive Dividend Index during interim months but the amount of this lag directly corresponds to the cumulative distributions that have been paid to shareholders prior to the S&P 500 Dividend Futures Contracts expiry date.

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

The Ex-Dividend Fund, page 33

8.	Comment: We note your disclosure on page 34 that “[t]he Sponsor seeks for the Ex-Dividend Fund to have a tracking error relative to the performance of the Solactive Ex-Dividend Index of less than five percent.” Please disclose the period of time over which the Sponsor seeks to achieve a tracking error of less than five percent (e.g. a day, a month, a year, etc.).

Response: The Registrant has updated its disclosure on p. 35 of the Amended Registration Statement to disclose that the target tracking error is measured on an annual basis.

9.	Comment: Please add disclosure regarding whether the futures market for S&P 500 Index Futures Contracts is and has been in contango or backwardation.

Response: We have added disclosure to p. 35 of the Amended Registration Statement explaining that the S&P 500 Index Futures Contracts generally trade at fair value and, as a result, the prices are not in backwardation (i.e., the futures contracts trade at a price that is below the spot price of the referenced instrument) or “contango” (i.e., the futures contracts trade at a price that is above the spot price of the referenced instrument). Financial futures, including S&P 500 Index Futures Contracts, generally do not experience backwardation or contango because of the ready arbitrage available with respect to the referenced instruments in the securities market. Backwardation and contango generally refer to the shape of the futures curve of commodities such as industrial metals (e.g., gold or silver), agricultural products (e.g., wheat) or energy (e.g., crude oil contracts) which are not readily stored or may be impacted by seasonal forces related to supply and demand.

10.	Comment: We note your disclosure on page 34 that “[t]he expected ordinary cash dividends of the constituent companies of the S&P 500 are reflected in the fair value of the long S&P 500 Index Futures Contracts in which the Ex-Dividend Fund invests. Investors in the Ex-Dividend Fund are not entitled to receive the value of any such ordinary cash dividends because the value of those dividends is paid out by the Ex-Dividend Fund to its counterparty on the S&P 500 Dividend Futures Contracts in which the Ex-Dividend Fund invests.” Please revise to clarify that the value of the payments paid out or received by the Ex-Dividend Fund to or from its counterparty will not equal the ordinary cash dividends paid by the constituent companies of the S&P 500.

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

Response: Because the Ex-Dividend Fund is designed to avoid exposure to dividends paid by the S&P 500 constituent companies, the value of the payments paid by the Ex-Dividend Fund to its counterparty of the short S&P 500 Dividend Futures Contracts is expected to equal the ordinary cash dividends paid by the constituent companies of the S&P 500 over a one year period. Investors in the Ex-Dividend Fund will be exposed exclusively to the price return of the stocks of the constituent companies of the S&P 500 over the one-year period as a result of the Ex-Dividend Fund’s short holdings in S&P 500 Dividend Futures Contracts. We have clarified the disclosure on p. 35 of the Amended Registration Statement.

11.	Comment: We also note your disclosure on page 34 that the “Ex-Dividend Fund expects to hedge its obligation to pay out such amounts to its counterparties through investment in long S&P 500 Index Futures Contracts.” Please tell us why the Ex-Dividend Fund intends to hedge its obligation to pay out such amounts since the stated investment objective of the Ex-Dividend Fund, in part, is to have short exposure to the dividends paid by constituent companies of the S&P 500 Index.

Response: In order for the Ex-Dividend Fund to pay amounts due under the short S&P 500 Dividend Futures Contracts, the Ex-Dividend Fund will obtain exposure to the total return of the S&P 500, including those dividends paid by the S&P 500 constituent companies, through its ownership of long positions in S&P 500 Index Futures Contracts, whose prices reflect expected dividends.

At or prior to expiry of a S&P 500 Dividend Futures Contract, the Ex-Dividend Fund expects to close out its short position under the S&P 500 Dividend Futures Contract. Short exposure to those contracts economically eliminates the Ex-Dividend Fund’s long exposure to the dividends paid by S&P 500 Index constituent companies. We therefore respectfully submit that the disclosure on page 35 of the Amended Registration Statement is appropriate.

Description of the Solactive Ex-Dividend Index, page 37

12.	Comment: We note your revised disclosure on page 37 that “[t]he Solactive Ex-Dividend Index includes shares of SPY and short positions in S&P 500 Dividend Futures Contracts for each year from the Ex-Dividend Fund’s launch date through December 2027.” Please clarify whether the Solactive Ex-Dividend Index will discount the notional value of the short positions in the S&P 500 Dividend Futures Contracts to its present value using the applicable Treasury rates.

Response: The Solactive Ex-Dividend Index will not discount the notional value of the futures positions but, instead, will use publically-available market prices reflecting the marketplace’s assessment of the fair value of such contracts.

Mr. Coy Garrison

Securities and Exchange Commission

October 16, 2017

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-728-8250 or my colleague, Deborah Tuchman at 212-728-8491 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ P. Georgia Bullitt
P. Georgia Bullitt of Willkie Farr & Gallagher LLP

Enclosures

cc:	Richard Sandulli, Co-Chief Executive Officer of Metaurus Advisors LLC

Jamie Greenwald, Co-Chief Executive Officer of Metaurus Advisors LLC

Bryan Hough, Staff Attorney

Rose DiMartino

Barry Barbash

Paul Pantano

Patrick Quinn

Willkie Farr & Gallagher